SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2003



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom


   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F           Form 40-F   X
               ----                ----

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes          No    X
         ----         -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 20 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CP SHIPS LIMITED
                                       ----------------
                                         (Registrant)

Date:  14 November 2003

                                       By:   /s/ John K. Irving
                                            ---------------------------------
                                             Name:  John K. Irving
                                             Title: Vice President, General
                                                    Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                    Page

10.1     CP Ships Limited "SUPPLEMENTAL INFORMATION FOR
         THIRD QUARTER 2003", dated 14 November 2003                       4

CP SHIPS        REGIONAL FOCUS  o  GLOBAL SCALE





                SUPPLEMENTAL INFORMATION FOR THIRD QUARTER 2003

On 29th October 2003, CP Ships Limited announced an unaudited operating income for third quarter 2003 of US $44 million, up from $34 million operating profit in third quarter 2002 and a $4 million improvement from $40 million in second quarter 2003. Basic earnings per share was $0.37 compared with $0.27 in third quarter 2002 and $0.32 in second quarter 2003. Net income at $33 million was up compared to $24 million in third quarter 2002 and up from $29 million in second quarter 2003.

"This quarter's operating profit is CP Ships' strongest since we went public in October 2001. Despite an increase in operating costs, it reflects our successful strategy as well as the continuing general improvement in industry conditions," said CP Ships CEO Ray Miles.

Volume at 554,000 teu was up 6% from third quarter last year and 11% excluding the Asia-Europe services, which were discontinued in early April. Average freight rates increased 11% from third quarter 2002 and 7% from second quarter 2003. EBITDA of $73 million was a quarterly record.

Despite the continuing strong volume and higher freight rates, operating and administrative costs increased compared with third quarter last year. The weaker US dollar continued to adversely affect costs despite hedging gains. Continuing high fuel prices and more expensive ship charter renewals offset ship network efficiencies achieved from the recently completed ship replacement program and schedule restructuring.

Operating income before exceptional items for the nine months ended 30th September 2003 was $82 million compared with $49 million in the same period last year. Stronger volume up 12%, higher freight rates up 7%, the positive effect of withdrawal from Asia-Europe, and lower ship network costs other than fuel were partly offset by the adverse effect of the weaker US dollar, higher fuel prices, and higher operating costs. Net income was $41 million compared with $29 million.

In July, CP Ships deployed two ice-strengthened ships into the Montreal Gateway trade, the newly built 4100 teu Canmar Spirit and the 2300 teu Cast Premier, thereby completing the current $800 million ship replacement program.

In August, CP Ships announced its agreement to the long-term charter of nine 4250 teu newly built containerships for a term of up to ten years. With the proportion of owned and long-term chartered ships currently at 63% of total capacity, these ships will further reduce reliance on the volatile and through the cycle, more expensive charter market. They will be delivered between late 2005 and early 2007 and with six similar 4100 teu ships already in the fleet this ship size will represent a core element of the long-term fleet required to service CP Ships' regional trades.

The ship fleet was 88 ships on 30th September, up from 86 on 30th June.

Outlook

Fourth quarter operating income is expected to be broadly in line with the third quarter, with TransAtlantic improvement offset by the impact of continuing cost pressures. For the year as a whole, operating income before exceptional items should be about 50% above 2002, but still short of the record in 2001. In 2004, we expect a generally positive trading environment and should make further progress.

TransAtlantic Market

Operating income in the third quarter at $18 million was $1 million up on the same period in 2002. Higher operating costs offset both a 4% increase in volume due to stronger North American exports and higher freight rates, up 16%. However, operating income was $5 million lower than second quarter 2003 due to higher freight rates, up 5% from the previous quarter, being more than offset by higher costs and lower volume.

Australasian Market

Operating income was $7 million in third quarter 2003, down $4 million from third quarter last year. Higher average freight rates, up 10% from third quarter last year and 2% from second quarter 2003 and efficiencies from ship network restructuring early this year were offset by lower volume, down 5% from third quarter 2002 and increased operating costs including fuel. In addition, operating income was adversely affected by a $2 million diminution in book value of the 1200 teu roll-on/roll-off ship Rotoma, which was scrapped in October.

Latin American Market

Operating income at $5 million was the same as third quarter last year, but up $1 million from $4 million in second quarter 2003. Volume was significantly higher, up more than 30% on third quarter 2002, due to the expansion of services and capacity and export trade growth. Freight rates were down 12% from third quarter 2002 and 6% from second quarter 2003 due to continuing overcapacity.

Asian Market

Operating income was $8 million, an improvement of $12 million from an operating loss of $4 million in third quarter 2002 and up $5 million from operating income of $3 million in second quarter 2003. Turnaround in performance is due to three factors. First, the termination of the loss making Asia-Europe services at the beginning of April. Second, the expansion of services and capacity in the Asia-Americas trade lane earlier this year has led to a significant increase in underlying volume, more than compensating for withdrawal from Asia-Europe. Third, average freight rates were up 7% on a comparable basis from both third quarter last year and second quarter 2003.

Other Activities

Operating income at $6 million was slightly up from $5 million in third quarter last year due to improved performance at Montreal Gateway Terminals.

Other Income Statement Items

Net interest expense at $10 million was up $2 million on third quarter 2002 and up $13 million for the nine months ended 30th September compared to the same period last year, due mainly to higher borrowings to finance the investment in ships.

Income tax expense at $1 million was down $1 million compared to third quarter last year and $2 million lower for the year to date compared with the same period last year.

Liquidity and Capital Resources

Cash from operations before exceptional item related payments was $66 million in the third quarter compared to $30 million in the same period 2002 due to increased operating income and reduced investment in non-cash working capital.

Expenditure on capital assets in the third quarter was $38 million, including $31 million to purchase Cast Premier but excluding Canmar Spirit, and compares to $224 million in the same quarter last year.

During the quarter, finance was arranged for Canmar Spirit under a capital lease, which resulted in the reimbursement of $21 million of stage payments. The lease, which is similar to the financing announced in the second quarter for the sister ship, Canmar Venture, is denominated in GB pounds, for a maximum term of 25 years and covers the ship's purchase price of $54 million. To remove exchange rate risk, the lease obligations have been hedged over 25 years using a currency swap to US dollars for an effective cost of US dollar LIBOR plus 0.42%. Existing secured bank lines of credit were used to pay for Cast Premier.

Outstanding capital commitments following completion of the ship replacement program were $3 million at the end of the third quarter.

Long-term debt was $720 million at 30th September 2003, up $123 million from 31st December 2002, reflecting increased borrowings to finance the ship replacement program. Net debt at 30th September 2003 was $641 million compared to $487 million at 31st December 2002.

Quantitative and Qualitative Disclosures about Market Risk

CP Ships has global activities and its operations are exposed to the effect of changes in financial markets and economic conditions around the world. To minimize the impact of such changes on the profitability of the business and its overall financial performance, CP Ships seeks to identify, evaluate and, where appropriate, hedge financial and market risks. CP Ships does not use derivative financial instruments for speculative or trading purposes.

Foreign currency exchange risk
------------------------------

CP Ships' revenue is denominated primarily in US dollars but it is exposed to a number of other currencies through local operating costs, the most significant of which are Euro, Canadian dollar and GB pounds.

At 30th September 2003, CP Ships had hedged 100% of its forecast Canadian dollar and Euro exposures for the remainder of 2003. The Canadian dollar is hedged at an average rate of C$1.59. The Euro is hedged using put and call options such that the weighted average exposure is limited to between $1.07 to $1.15. No hedges currently exist for 2004.

The estimated impact of a 1% movement in the US dollar exchange rate against the Euro, Canadian dollar, and GB pound would have the combined effect of a $4 million change in annualised operating income. This sensitivity analysis is based on the prior 12 months revenues and expenses excluding hedging contracts and assumes all other variables remain constant.


Interest rate risk
------------------

At 30th September 2003, $463 million of CP Ships debt was at floating rates linked to US dollar LIBOR, including $107 million capital leases on Canmar Venture and Spirit, $196 million of senior unsecured notes previously swapped from a fixed to a floating interest rate and $160 million of bank debt. The LIBOR exposure on a further $190 million of bank debt has been fixed until 30th June 2004 at 1.49%.

The estimated annual impact of a 1% movement in interest rates would be to change net income by $5 million. This sensitivity is based on total floating rate borrowings at 30th September 2003, taking into account cash and cash equivalents.


Fuel price risk
---------------

During the quarter 0.4 million tonnes of fuel were consumed at an average price of $163 per tonne compared with 0.3 million tonnes at $149 per tonne in the same period last year.

For fourth quarter 2003, 25% of anticipated fuel purchases has been hedged, thereby limiting price exposure to the range $135 to $160 per tonne reference Rotterdam. No hedges currently exist for 2004.

The estimated impact of a 1% movement in bunker prices would be to change annual operating income by $3 million. This sensitivity analysis is based on estimated annual fuel purchases excluding hedging contracts and excluding any recoveries from fuel surcharges.

Recent US Accounting Pronouncements

For a description of new US accounting standards that affect CP Ships see Note 6(c) to the unaudited Consolidated Financial Statements.

Controls and Procedures

Management has evaluated, as of the end of the period covered by this report, the company's disclosure controls and procedures, previously designed under management's supervision, and has concluded that they are effective. There have been no significant changes in internal controls or other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting, and there are no significant deficiencies or material weaknesses in the company's control over financial reporting.

Dividend

CP Ships' Board of Directors has declared a dividend for third quarter 2003 of $0.04 per common share, payable on 24th November 2003 to shareholders of record on 7th November 2003.

QUARTERLY RESULTS 2003, 2002 and 2001


 Unaudited                                    Q3        Q2        Q1       Q4        Q3        Q2       Q1        Q4        Q3
 US$ millions except volume                 2003      2003      2003     2002      2002      2002     2002      2001      2001
----------------------------------------- --------- --------- -------- --------- --------- -------- --------- --------- ---------

 Volume (teu 000s)
         TransAtlantic                       287       305       270      284       277       256      222       233       227
         Australasia                          79        73        74       87        84        86       77        90        89
         Latin America                        63        60        53       55        48        38       33        39        41
         Asia                                114       111       109      113       106       110       95        94        96
         Other                                11         9         8       11         9         8        9        12        16
----------------------------------------- --------- --------- -------- --------- --------- -------- --------- --------- ---------
                                             554       558       514      550       524       498      436       468       469
========================================= ========= ========= ======== ========= ========= ======== ========= ========= =========

 Revenue
         TransAtlantic                       401       402       345      371       349       320      288       334       315
         Australasia                         133       129       117      143       132       136      120       140       136
         Latin America                        78        75        64       71        63        54       50        59        62
         Asia                                172       158       138      145       137       123      103       115       124
         Other                                33        28        22       24        23        18       17        21        26
----------------------------------------- --------- --------- -------- --------- --------- -------- --------- --------- ---------
                                             817       792       686      754       704       651      578       669       663
========================================= ========= ========= ======== ========= ========= ======== ========= ========= =========

 Expenses
         TransAtlantic                       383       379       341      350       332       306      280       305       301
         Australasia                         126       122       111      130       121       130      123       133       127
         Latin America                        73        71        64       69        58        46       44        52        52
         Asia                                164       155       151      150       141       133      122       128       126
         Other                                27        25        21       21        18        15       15        16        23
----------------------------------------- --------- --------- -------- --------- --------- -------- --------- --------- ---------
                                             773       752       688      720       670       630      584       634       629
========================================= ========= ========= ======== ========= ========= ======== ========= ========= =========

 Operating income/(loss)(1)
         TransAtlantic                        18        23         4       21        17        14        8        29        14
         Australasia                           7         7         6       13        11         6       (3)        7         9
         Latin America                         5         4         0        2         5         8        6         7        10
         Asia                                  8         3       (13)      (5)       (4)      (10)     (19)      (13)       (2)
         Other                                 6         3         1        3         5         3        2         5         3
----------------------------------------- --------- --------- -------- --------- --------- -------- --------- --------- ---------
                                              44        40        (2)      34        34        21       (6)       35        34
========================================= ========= ========= ======== ========= ========= ======== ========= ========= =========




 Analysis of expenses
    Container shipping operations            625       616       565      596       558       520      474       524       519
    General and administrative               113       108        96      101        89        88       89        87        91
    Depreciation and amortization             29        29        28       30        23        20       20        23        19
    Other                                      6        (1)       (1)      (7)        0         2        1         0         0
----------------------------------------- --------- --------- -------- --------- --------- -------- --------- --------- ---------
                                             773       752       688      720       670       630      584       634       629
========================================= ========= ========= ======== ========= ========= ======== ========= ========= =========


(1)  Before an exceptional charge in Q3 2001 of $44 million, a credit in Q4 2001 of $1 million, a credit in Q4 2002 of $2 million and a charge in Q1 2003 of $10 million.


                                                                9

OPERATING DATA

Unaudited

 EBITDA(1)                                    Q3        Q2        Q1       Q4        Q3        Q2       Q1        Q4        Q3
 US$ millions                               2003      2003      2003     2002      2002      2002     2002      2001      2001
----------------------------------------- --------- --------- -------- --------- --------- -------- --------- --------- ---------


                                              73        69        26       64        57        41       14        58        53


 Quarterly freight rate changes               Q3        Q2        Q1       Q4        Q3        Q2       Q1        Q4        Q3
 Percentage change(2)                       2003      2003      2003     2002      2002      2002     2002      2001      2001
----------------------------------------- --------- --------- -------- --------- --------- -------- --------- --------- --------


 TransAtlantic                                 5         5        (1)       6        (1)       (6)      (6)       (3)       (2)
 Australasia                                   2         3         3        2         2         -       (3)       (4)       (2)
 Latin America                                (6)        1        (3)      (4)       (1)       (4)      (4)       (5)       (1)
 Asia                                          7         9        (5)       -        10         2      (10)       (5)       (8)

----------------------------------------- --------- --------- -------- --------- --------- -------- --------- --------- --------
                                               7         5        (2)       1         3        (2)      (7)       (4)       (1)
========================================= ========= ========= ======== ========= ========= ======== ========= ========= =========



 Operating lease rentals                      Q3        Q2        Q1       Q4        Q3        Q2       Q1        Q4        Q3
 US$ millions                               2003      2003      2003     2002      2002      2002     2002      2001      2001
----------------------------------------- --------- --------- -------- --------- --------- -------- --------- --------- --------


 Ships                                        44        44        40       57        52        49       52        62        77
 Containers                                   39        39        38       36        34        31       30        32        33
 Other                                        10         8         7        9         6         6        6         4         4

----------------------------------------- --------- --------- -------- --------- --------- -------- --------- --------- --------
                                              93        91        85      102        92        86       88        98       114
========================================= ========= ========= ======== ========= ========= ======== ========= ========= =========



Ships
---------------------------------------------------------------------------------------------------------------------------------

 Number of ships employed at 30th September 2003                                      88


 Containers
---------------------------------------------------------------------------------------------------------------------------------

 Fleet in teu at 30th September 2003                                             445,000


(1)  EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which is considered to be a meaningful measure of operating performance, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(2)  Percentage increase/(decrease) compared with previous quarter in average freight rates, which exclude inland revenue and slot charter revenue. Asia-Europe is excluded from Q2 2003. Total is all trade lanes.


                                                               10

CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                            Three months                Nine months
US$ millions except per share amounts                                             to 30th September           to 30th September
                                                                                    2003          2002          2003          2002
----------------------------------------------------------------------------- ------------- ------------- ------------- ------------

Revenue
    Container shipping operations                                                    817           704         2,295         1,933

Expenses
    Container shipping operations                                                    625           558         1,806         1,552
    General and administrative                                                       113            89           317           266
    Depreciation and amortization of intangible assets                                29            23            86            63
    Currency exchange loss                                                             4             1             2             3
    Diminution in value of property, plant and equipment                               2             -             2             -
    Gain on disposal of property, plant and equipment                                  -            (1)            -             -

                                                                              ------------- ------------- ------------- ------------
                                                                                     773           670         2,213         1,884

Operating income before exceptional items                                             44            34            82            49
    Exceptional items (note 2)                                                         -             -           (10)            -

                                                                              ------------- ------------- ------------- ------------

Operating income                                                                      44            34            72            49

    Interest expense, net                                                            (10)           (8)          (27)          (14)
    Income tax expense                                                                (1)           (2)           (4)           (6)

                                                                              ------------- ------------- ------------- ------------
Net income available to common shareholders                                          $33           $24           $41           $29
                                                                              ============= ============= ============= ============


Average number of common shares outstanding (millions) (note 3)                     89.9          89.4          89.8          83.2

Earnings per common share basic (note 3)                                           $0.37         $0.27         $0.46         $0.35

Earnings per common share diluted (note 3)                                         $0.36         $0.27         $0.44         $0.34


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                            Three months                Nine months
US$ millions                                                                      to 30th September           to 30th September
                                                                                    2003          2002          2003          2002
----------------------------------------------------------------------------- ------------- ------------- ------------- ------------

Balance, beginning of period                                                         548           508           547           509
Net income available to common shareholders                                           33            24            41            29

                                                                              ------------- ------------- ------------- ------------
                                                                                     581           532           588           538

Dividends on common shares                                                            (4)           (4)          (11)          (10)

                                                                              ------------- ------------- ------------- ------------
Balance, 30th September                                                             $577          $528          $577          $528
                                                                              ============= ============= ============= ============


See accompanying notes to consolidated financial statements


                                                               11

CONSOLIDATED BALANCE SHEETS

Unaudited                                                                  30th September         31st December
US$ millions                                                                    2003                  2002
---------------------------------------------------------------------- ---------------------- ----------------------

Assets

Current assets
    Cash and cash equivalents                                                   79                    110
    Accounts receivable                                                        474                    526
    Prepaid expenses                                                            57                     46
    Inventory                                                                   23                     21
                                                                       ---------------------- ----------------------
                                                                               633                    703

Property, plant and equipment at cost                                        1,682                  1,485
Accumulated depreciation                                                      (405)                  (329)
                                                                       ---------------------- ----------------------
                                                                             1,277                  1,156


Deferred charges                                                                14                     16
Goodwill                                                                       598                    598
Other intangible assets                                                          9                     10
Other assets                                                                     5                      4

                                                                       ---------------------- ----------------------
                                                                            $2,536                 $2,487
                                                                       ====================== ======================

Liabilities and Shareholders' Equity

Current liabilities
    Accounts payable and accrued liabilities                                   545                    658
    Long-term debt due within one year (note 5)                                 20                     15
                                                                       ---------------------- ----------------------
                                                                               565                    673

Long-term liabilities
    Long-term debt due after one year (note 5)                                 700                    582
    Future income taxes                                                          7                      7
                                                                       ---------------------- ----------------------
                                                                               707                    589

Shareholders' equity
    Common share capital                                                       686                    685
    Contributed surplus                                                          6                      1
    Retained earnings                                                          577                    547
    Cumulative foreign currency translation adjustments                         (5)                    (8)
                                                                       ---------------------- ----------------------
                                                                             1,264                  1,225

                                                                       ---------------------- ----------------------
                                                                            $2,536                 $2,487
                                                                       ====================== ======================


See accompanying notes to consolidated financial statements


                                                         12

CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                          Three months                Nine months
US$ millions                                                                    to 30th September           to 30th September
                                                                                  2003          2002          2003          2002
--------------------------------------------------------------------------- ------------- ------------- ------------- -------------

Operating activities
    Net income for period                                                           33            24            41            29
    Depreciation and amortization of intangible assets                              29            23            86            63
    Exceptional items                                                                -             -            10             -
    Amortization of and write-off of deferred charges                                1            (1)            3             1
    Diminution in value of property, plant and equipment                             2             -             2             -
    Gain on disposal of property, plant and equipment                                -            (1)            -             -
    Restricted share awards                                                          2             -             5             -
    Other                                                                           (3)           (2)            -            (1)
                                                                            ------------- ------------- ------------- -------------
                                                                                    64            43           147            92

    Decrease/(increase) in non-cash working capital                                  2           (13)          (77)          (35)

                                                                            ------------- ------------- ------------- -------------
    Cash flow from operations before exceptional item related
      payments                                                                      66            30            70            57

    Exceptional item related payments                                               (3)           (2)           (7)          (11)

                                                                            ------------- ------------- ------------- -------------
Cash flow from operations                                                           63            28            63            46

Financing activities
    Increase in share capital                                                        1            88             1            88
    Increase in long-term debt                                                      30           386           104           421
    Repayment of long-term debt                                                    (68)         (199)          (91)         (207)
    Repayment of Italia short-term debt                                              -           (11)            -           (11)
    Deferred charges                                                                 -            (7)           (1)           (9)
    Reimbursement of ship stage payments                                            21             -            43             -
    Common share dividends paid                                                     (4)           (4)          (11)          (10)
                                                                            ------------- ------------- ------------- -------------
    Cash inflow from financing activities                                          (20)          253            45           272

Investing activities
    Additions to property, plant and equipment                                     (38)         (224)         (141)         (281)
    Acquisition of business                                                          -           (40)            -           (40)
    Proceeds from disposals of property, plant and equipment                         -             -             2             4
                                                                            ------------- ------------- ------------- -------------
    Cash outflow from investing activities                                         (38)         (264)         (139)         (317)

Cash position*
    Increase/(decrease) in cash and cash equivalents                                 5            17           (31)            1
    Cash and cash equivalents at beginning of period                                74           100           110           116

                                                                            ------------- ------------- ------------- -------------
    Cash and cash equivalents at end of period                                     $79          $117           $79          $117
                                                                            ============= ============= ============= =============



See accompanying notes to consolidated financial statements
* Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months


                                                                13

SEGMENT INFORMATION

Unaudited                                                                Three months                  Nine months
US$ millions except volume                                            to 30th September             to 30th September
                                                                        2003        2002              2003        2002
--------------------------------------------------- ---------- - -------------- -------------- -------------- --------------

Volume (teu 000s)
    TransAtlantic                                                        287         277               862         755
    Australasia                                                           79          84               226         247
    Latin America                                                         63          48               176         119
    Asia                                                                 114         106               334         311
    Other                                                                 11           9                28          26

                                                                 -------------- -------------- -------------- --------------
                                                                         554         524             1,626       1,458
                                                                 ============== ============== ============== ==============

Revenue
    TransAtlantic                                                        401         349             1,148         957
    Australasia                                                          133         132               379         388
    Latin America                                                         78          63               217         167
    Asia                                                                 172         137               468         363
    Other                                                                 33          23                83          58

                                                                 -------------- -------------- -------------- --------------
                                                                        $817        $704            $2,295      $1,933
                                                                 ============== ============== ============== ==============

Expenses
    TransAtlantic                                                        383         332             1,103         918
    Australasia                                                          126         121               359         374
    Latin America                                                         73          58               208         148
    Asia                                                                 164         141               470         396
    Other                                                                 27          18                73          48

                                                                 -------------- -------------- -------------- --------------
                                                                        $773        $670            $2,213      $1,884
                                                                 ============== ============== ============== ==============

Operating income/(loss)(1)
    TransAtlantic                                                         18          17                45          39
    Australasia                                                            7          11                20          14
    Latin America                                                          5           5                 9          19
    Asia                                                                   8          (4)               (2)        (33)
    Other                                                                  6           5                10          10

                                                                 -------------- -------------- -------------- --------------
                                                                         $44         $34               $82         $49
                                                                 ============== ============== ============== ==============


(1) Before exceptional items (note 2)


                                                             14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1.   Basis of Presentation

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2002 annual consolidated financial statements. The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, historically, consolidated revenue and operating income have generally been lower during the first quarter.

2.   Exceptional Items

The exceptional charge of $10 million arises from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. This restructuring will be completed by the end of 2003. The charges include staff related costs of $7 million and expenses relating to redundant office leases of $3 million.

3.   Earnings per Share

Basic earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method.


                                                                       Three months                Nine months
(millions of shares)                                                 to 30th September          to 30th September
                                                                       2003          2002         2003          2002
---------------------------------------------------------------- ------------- ------------ ------------- -------------

Weighted average number of common shares used in calculating
basic earnings per share                                               89.9          89.4         89.8          83.2

Effect of dilutive securities - stock options                           1.3           1.1          1.0           1.1
                              - unvested restricted shares              1.7             -          1.7             -

Weighted average number of common shares used in calculating
diluted earnings per share                                             92.9          90.5         92.5          84.3


4.   Stock-Based Compensation

During 2003, the company granted senior employees 1,589,333 stock options and 1,059,579 restricted shares vesting on 1st December 2005. Vesting of one-third of the restricted shares and all of the stock options is contingent on the achievement by the company of certain financial performance targets/criteria. In addition, under the terms of the Directors Stock Option Plan, 24,000 stock options have been granted in 2003.

Unaudited
US$ millions

4.    Stock-Based Compensation (continued)

The company has elected not to recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting. The company has used the Black-Scholes option pricing model to assess the fair value of the 1,613,333 options granted to employees and directors in the nine months ended 30th September 2003 (179,000 in the nine months ended 30th September 2002) with the following assumptions:

             Dividend yield                                    1.4%
             Volatility                                       30.0%
             Risk-free interest rate                           4.5%
             Expected life (years)                               5

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates, the company's net income available to common shareholders and earnings per common share would have been as follows:

                                                                      Three months                Nine months
US$ millions except per share amounts                              to 30th September           to 30th September
                                                                     2003          2002          2003         2002
-------------------------------------------------------------- ------------- ------------- ------------ -------------

Net income available to common shareholders
       As reported                                                    $33           $24           $41          $29
       Pro forma                                                      $33           $24           $40          $29

Earnings per common share - basic
       As reported                                                  $0.37         $0.27         $0.46        $0.35
       Pro forma                                                    $0.37         $0.27         $0.45        $0.35

Earnings per common share - diluted
       As reported                                                  $0.36         $0.27         $0.44        $0.34
       Pro forma                                                    $0.36         $0.27         $0.43        $0.34

Stock options granted prior to 1st January 2002 are excluded from the fair value assessment, as permitted under Canadian GAAP.

The company has recognized compensation expense of $6 million for the nine months ended 30th September 2003 and $2 million for the three months ended 30th September 2003 (nil for the three and nine months ended 30th September
2002) relating to restricted share awards.

5.   Long-Term Debt

                                                                           30th September      31st December
US$ millions                                                                    2003               2002
---------------------------------------------------------------------- ------------------- ------------------

Bank loans                                                                   350                 326
Long-term loans                                                               39                  45
Ten-year senior notes                                                        196                 196
Capital leases and other                                                     135                  30
                                                                       ------------------- ------------------
                                                                             720                 597
                                                                       ------------------- ------------------

Amounts due within one year                                                  (20)                (15)

                                                                       ------------------- ------------------
Amounts due after one year                                                  $700                $582


                                                     16

Unaudited
US$ millions

5.   Long-Term Debt (continued)

Capital leases consist of ship leases of $107 million (31st December 2002:
nil) and container leases and other of $28 million (31st December 2002: $30 million). The ship lease obligations bear interest at GBP LIBOR plus 0.2% and expire in 2028.

6. Differences between Accounting Principles Generally Accepted in Canada and the United States

(a)  Consolidated Statements of Income and Shareholders' Equity

The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP:

Unaudited                                                           Three months                Nine months
US$ millions except per share amounts                            to 30th September           to 30th September
                                                                 2003          2002          2003          2002
------------------------------------------------------------ ------------- ------------- ------------- -------------
Net income - Canadian GAAP                                            33            24            41            29
US GAAP adjustments:
   Derivative financial instruments                                    2             2             1             1
   Interest rate swaps                                               (3)             -             2             -
   Foreign exchange contracts                                        (6)          (10)             7             6
   Acquisition-related costs                                           -             -             -           (3)
   Stock-based compensation                                          (3)             -           (4)             -
   Ships and ship leases                                               -          (23)             1          (22)
   Capitalised interest                                              (1)             -           (1)             3
   Compensation expense - Rabbi Trust                                (1)             -           (2)             -
   Restructuring costs                                               (1)             -             3             -
   Tax effect of US GAAP adjustments                                   -             -             -             -
                                                             ------------- ------------- ------------- -------------
Net income/(loss) - US GAAP                                           20           (7)            48            14
Other comprehensive income
   Foreign currency translation adjustments                          (5)           (2)             3            (1)
Comprehensive income/(loss) - US GAAP                                $15          $(9)           $51           $13
                                                             ============= ============= ============= =============
Earnings/(loss) per common share - basic ($ per share)
   Canadian GAAP                                                   $0.37         $0.27         $0.46         $0.35
   US GAAP                                                         $0.22       $(0.08)         $0.54         $0.17
Average number of common shares outstanding -basic
 (millions)
   Canadian GAAP                                                    89.9          89.4          89.8          83.2
   US GAAP                                                          89.6          89.4          89.6          83.2
Earnings/(loss) per common share - diluted ($ per share)
   Canadian GAAP                                                   $0.36         $0.27         $0.44         $0.34
   US GAAP                                                         $0.22       $(0.08)         $0.52         $0.17
Average number of common shares outstanding - diluted
 (millions)
   Canadian GAAP                                                    92.9          90.5          92.5          84.3
   US GAAP                                                          92.7          90.5          92.3          84.3


                                                         17

Unaudited
US$ millions

6. Differences between Accounting Principles Generally Accepted in Canada and the United States (Continued)

(a)  Consolidated Statements of Income and Shareholders' Equity (Continued)

Reconciliation of equity under Canadian GAAP to equity under US GAAP:

Unaudited                                                                   30th September         31st December
US$ millions                                                                     2003                  2002
------------------------------------------------------------------------ ---------------------- --------------------

Equity - Canadian GAAP                                                                   1,264                1,225
  US GAAP adjustments:
   Derivative financial instruments                                                        (1)                  (2)
   Interest rate swaps                                                                       6                    4
   Foreign exchange contracts                                                                7                    -
   Acquisition-related costs                                                              (44)                 (44)
   Pension costs                                                                           (1)                  (1)
   Stock-based compensation                                                                (4)                    -
   Ships and ship leases                                                                  (22)                 (23)
   Capitalised interest                                                                      4                    5
   Restructuring costs                                                                       3                    -
   Compensation expense - Rabbi Trust                                                      (2)                    -
   Treasury stock - Rabbi Trust                                                            (2)                    -
   Tax effect of US GAAP adjustments                                                         -                    -
                                                                         ---------------------- --------------------
 Equity - US GAAP                                                                       $1,208               $1,164
                                                                         ====================== ====================

(b)  Summary of Differences

The most recent annual financial statements describe material differences between Canadian GAAP and US GAAP applicable to the company as at 31st December 2002. Differences applicable for the first time in 2003 are described below.

(i)  Restructuring Costs

There are differences between Canadian and US GAAP as to the timing and recognition of certain liabilities associated with the accounting for costs associated with an exit activity. US GAAP requires that all costs associated with an exit activity should be recognised when liabilities are actually incurred, whereas under Canadian GAAP, prior to 31st March 2003, certain costs could be recognised when it was decided to execute an exit plan resulting in the incurrence of costs that have no future economic benefit (see note 2).

(ii) Compensation Expense and Treasury Stock - Rabbi Trust

The US employee deferred compensation plan assets held in a Rabbi Trust are not consolidated under Canadian GAAP in the financial statements. However, in accordance with US GAAP, assets held in a Rabbi Trust are included in the financial statements of the employer, with a corresponding amount recorded as a deferred compensation obligation. Employer stock held by the Rabbi Trust is classified as treasury stock and excluded from the average number of common shares outstanding. The deferred compensation obligation is adjusted each period with a corresponding charge (or credit) to compensation expense to reflect the fair value of the amount owed to the employees.

Unaudited
US$ millions

6. Differences between Accounting Principles Generally Accepted in Canada and the United States (Continued)

(c)  Recent US Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 is effective for variable interest entities created or modified after 31st January 2003 and to any variable interest entities in which the company obtains an interest after that date. A FASB Staff Position issued in October 2003 deferred the effective date of FIN 46 to the first interim or annual period ending after December 15, 2003 for entities created before 1st February 2003 if certain criteria are met. CP Ships is assessing the impact of FIN 46 on the results of operations and financial position.

In April 2003, the FASB issued Statement No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. The provisions in this Statement require that contracts with comparable characteristics be accounted for similarly. The provisions of SFAS 149 are effective for contracts entered into or modified after 30th June 2003 and for hedging relationships designated after 30th June 2003. The requirements of SFAS 149 did not have a material impact on CP Ships' results of operations or financial position.

In May 2003, the FASB issued Statement No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS 150 was originally to be effective for all financial instruments entered into or modified after 31st May 2003 or otherwise at the beginning of the first interim period beginning after 15th June 2003 and was to be applied prospectively. However, on October 29, 2003, the FASB decided to defer the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to manditorily redeemable noncontrolling interests. These provisions require that mandatorily redeemable minority interests within the scope of SFAS 150 be classified as a liability on the parent company's financial statements in certain situations, including when a finite-lived entity is consolidated. The deferral of those provisions is expected to remain in effect while these interests are addressed in either Phase II of the FASB's Liabilities and Equity Project or Phase II of the FASB's Business Combinations Project. The Board also decided to (i) preclude any "early" adoption of the provisions of paragraph 9 and 10 for these non-controlling interests during the deferral period, and (ii) require the restatement of any financial statements that have been issued where these provisions were applied to mandatorily redeemable noncontrolling interests. SFAS 150 is not expected to have any impact on CP Ships' financial position or results of operations.


                                    -ends-

Forward Looking Statements: Except for historical information, the statements made in this quarterly report constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference.

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 88 ships and 445,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.


                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660